Exhibit (a)(56)

[LOGO of AlliedSignal]                                 AlliedSignal Inc.
                                                       P.O. Box 2245
                                                       Morristown, NJ 07962
                                                       973 455-2000


NEWS RELEASE

Contact:   Mark Greenberg
           (973) 455-5445

                 ALLIEDSIGNAL WILL NOT PURCHASE 9% OF AMP
           IF PENNSYLVANIA REPEALS CONSENT SOLICITATION PROCESS

     MORRIS TOWNSHIP, New Jersey, September 24, 1998 - AlliedSignal Inc. [NYSE: ALD] said today that if the Commonwealth of Pennsylvania enacts new legislation which would prevent AlliedSignal from proceeding with its consent solication, AlliedSignal will not proceed with the purchase of 9% of the shares of AMP Incorporated [NYSE: AMP] under AlliedSignal's pending $44.50 per share tender offer.

     If, on the other hand, Pennsylvania chooses not to amend the current shareowner consent solicitation rights, AlliedSignal will proceed with the purchase, which will put $900 million into AMP shareowners' pockets at a price per share that is 55% more than the market price for AMP shares before AlliedSignal announced its original $44.50 per share offer.

     AlliedSignal said that at the close of business on September 17, the day before it amended its offer to reduce the number of AMP shares it would purchase to 20 million, the number of AMP shares that had been tendered to AlliedSignal and not withdrawn was 138,871,851.

                CERTAIN INFORMATION CONCERNING PARTICIPANTS

     AlliedSignal Inc. ("AlliedSignal"), PMA Acquisition Corporation ("Acquisition Subsidiary") and certain other persons named below may solicit the consent of shareholders (a) to elect seventeen nominees (the "Nominees") as directors of AMP Incorporated ("AMP") pursuant to a shareholder action by written consent (the "Consent Solicitation") and (b) in favor of the adoption of five proposals to amend the By-laws of AMP. The participants in this solicitation may include the directors of AlliedSignal (Hans W. Becherer, Lawrence A. Bossidy (Chairman of the Board and Chief Executive Officer), Ann M. Fudge, Paul X. Kelley, Robert P. Luciano, Robert
B. Palmer, Russell E. Palmer, Frederic M. Poses (President and Chief Operating Officer), Ivan G. Seidenberg, Andrew C. Sigler, John R. Stafford, Thomas P. Stafford, Robert C. Winters and Henry T. Yang), each of whom is a Nominee; and the following executive officers and employees of
AlliedSignal: Peter M. Kreindler (Senior Vice President, General Counsel and Secretary), Donald J. Redlinger (Senior Vice President - Human Resources and Communications), and Richard F. Wallman (Senior Vice President and Chief Financial Officer), each of whom is a Nominee, and Terrance L. Carlson (Deputy General Counsel), Robert F. Friel (Vice President and Treasurer), John W. Gamble, Jr., (Assistant Treasurer), Mark
E. Greenberg (Vice President, Communications), John L. Stauch (Director, Investor Relations), Robert J. Buckley (Manager, Investor Relations), G. Peter D'Aloia (Vice President, Planning & Development) Mary Elizabeth Pratt (Assistant General Counsel) and James V. Gelly (Vice President, Finance, Aerospace Marketing, Sales & Service).

     As of the date of this communication, AlliedSignal is the beneficial owner of 100 shares of common stock of AMP. Mr. Greenberg is the beneficial owner of 100 shares of common stock of AMP. Other than set forth herein, as of the date of this communication, neither AlliedSignal, Acquisition Subsidiary nor any of their respective directors, executive officers or other representatives or employees of AlliedSignal, any Nominees or other persons known to AlliedSignal who may solicit proxies has any security holdings in AMP. AlliedSignal disclaims beneficial ownership of any securities of AMP held by any pension plan or other employee benefits plan of AlliedSignal or by any affiliate of AlliedSignal.

     Although neither Lazard Freres & Co. LLC ("Lazard Freres") nor Goldman, Sachs & Co. ("Goldman Sachs"), the financial advisors to AlliedSignal, admits that it or any of its members, partners, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Lazard Freres or Goldman Sachs, Steven J. Golub and Mark T. McMaster (each a Managing Director) and Yasushi Hatakeyama (a Director) of Lazard Freres, and Robert S. Harrison and Wayne
L. Moore (each a Managing Director) and Peter Gross and Peter Labbat (each a Vice President) of Goldman Sachs, may assist AlliedSignal in the solicitation of consents of shareholders. Both Lazard Freres and Goldman Sachs engage in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Lazard Freres and Goldman Sachs may trade securities of AMP for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Lazard Freres has informed AlliedSignal that as of August 6, 1998, Lazard Freres held a net long position of approximately 20,861 shares of common stock of AMP, and Goldman Sachs has informed AlliedSignal that as of August 7, 1998, Goldman Sachs held a net long position of approximately 800,000 shares of common stock of AMP.

     Except as disclosed above, to the knowledge of AlliedSignal, none of AlliedSignal, the directors or executive officers of AlliedSignal, the employees or other representatives of AlliedSignal or the Nominees named above has any interest, direct or indirect, by security holdings or otherwise, in AMP.

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9/24/98